Via Facsimile and U.S. Mail
Mail Stop 6010

September 26, 2008

Mr. Zhong Ying
Chief Financial Officer
China Health Resource, Inc.
343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P.R. China

Re: China Health Resource, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008
Form 10-Q for the Quarter Ended June 30, 2008
File No. 000-50029

Dear Mr. Ying.

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for December 31, 2007

Report of Independent Registered Public Accounting Firm, page 11

1.   The Report of Lake & Associates, CPA's LLC presently covers only your consolidated balance sheet as of December 31, 2007. Please have Lake & Associates explain to us why their report did not cover the December 31, 2006 consolidated balance sheet included in the filing.

Consolidated Financial Statements, page 12

2.   You disclose in Note A that the Plan of Exchange "transaction was treated for accounting purposes as a capital transaction and recapitalization by the accounting acquirer and as a re-organization by the accounting acquiree." For periods prior to the recapitalization, the equity of the accounting acquiree is the historical equity of the accounting acquirer, prior to the transaction, retroactively restated to reflect the number of shares the accounting acquirer received in the transaction. Earnings per share of the accounting acquirer for periods prior to the transaction are also restated to reflect the number of equivalent shares received by the accounting acquirer. Please explain to us how your consolidated financial statements and related disclosure reflect the recapitalization and re-organization resulting from the transaction for all periods presented.

Item 8A. Controls and Procedures, page 20

3.   It appears that your management has provided their conclusion regarding its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 but you have not provided a report on management's assessment of internal control over financial reporting that meets the requirements in Item 308T(a) of Regulation S-B. Please amend your filing to provide management's annual report on internal control over financial reporting.

4.   In addition, please consider whether management's failure to file a complete management's report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate

Exhibit 31.1 and 31.2

5.   Please revise your certifications provided in your Form 10-KSB for December 31, 2007 and your Forms 10-Q for March 31, 20008 and June 30, 2008 to be worded exactly as required by Item 601(b)(31) of Regulation S-B or S-K, as applicable. In this regard, please ensure you address the following items:
    a. In all certifications remove the titles of your officers and the registrant's name from the first line of the certification. Include the titles of the officer under the signature;
    b. In all certifications revise these certifications to include the entire introductory language of paragraph 4 which also addresses your officers' responsibility for establishing and maintaining internal control over financial reporting and include the language of paragraph 4(b);

       c. In your 10KSB and first quarter certification revise the introductory language of paragraph 5, and paragraphs 5(a) and 5(b); and,

       d. Please sign and currently date the amended certification and enter your officer's title.

*　*　*　*

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant